UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Mattersight Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577097108

(CUSIP Number)

Robert Yin

Sutter Hill Ventures

755 Page Mill Rd., Suite A-200

Palo Alto, CA 94304

650-493-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Ventures, a California Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 577097108

1.	Names of Reporting Persons Tench Coxe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 577097108

1.	Names of Reporting Persons James N. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 577097108

1.	Names of Reporting Persons Jeffrey W. Bird
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 577097108

1.	Names of Reporting Persons Michael L. Speiser
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 577097108

1.	Names of Reporting Persons Stefan A. Dyckerhoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 577097108

1.	Names of Reporting Persons Samuel J. Pullara III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and amended on December 1, 2011, September 4, 2012, December 6, 2013, November 12, 2015 and November 23, 2015 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

On August 20, 2018, pursuant to the terms of the Agreement and Plan of Merger, dated April 25, 2018, among the Issuer, NICE Systems, Inc., NICE Acquisition Sub, Inc. and NICE Ltd. (the “Agreement”) and the Offer (as defined in the Agreement), each share of the Issuer’s Common Stock beneficially owned by the Reporting Persons was tendered for $2.70 per share in cash, without interest and less any required withholding taxes, and each share of the Issuer’s Series B Preferred Stock was tendered for $7.80 per share, plus accrued and unpaid dividends payable thereon, in cash, without interest and less any required withholding taxes. Additionally, pursuant to the Agreement, each option with an exercise price equal to or greater than $2.70 per share that was outstanding immediately prior to the Offer Closing (as defined in the Agreement) was cancelled without consideration. As a result of the closing of the Offer and the Merger (as defined in the Agreement), the Reporting Persons ceased to be the beneficial owner of any shares of the Issuer’s Common Stock on August 20, 2018.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The responses to Items 7 - 13 of the cover pages of this Amendment No. 6 are incorporated herein by reference.

(c) Except as described in Item 4 of this Amendment No. 6, the Reporting Persons have not effected any transactions with respect to the Issuer’s Common Stock during the past sixty days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer’s Common Stock on August 20, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2018	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).